Exhibit 99.1

BIT Mining to Acquire Ethiopian Mining Data Centers and Mining Machines

AKRON, Ohio, December 3, 2024 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it has entered into a definitive agreement (the “Agreement”) to acquire 51-megawatt crypto mining data centers in Ethiopia (the “Data Centers”) and 17,869 high-quality Bitcoin (“BTC”) mining machines (the “BTC Mining Machines”).

Under the Agreement, the Company will indirectly acquire the Data Centers and BTC Mining Machines for a total consideration of US$14.28 million. The consideration comprises a cash payment of US$2.265 million and the issuance of Class A ordinary shares of the Company with a par value of US$0.00005 per share, amounting to an aggregate value of US$12.015 million.

The transaction will be executed in two phases. Upon completion of the first phase, a 35-megawatt operational and electrified crypto mining data center and all the BTC Mining Machines will be transferred to the Company. The first phase is expected to close in the next few days. The second phase, which involves transfer of the remaining Data Centers to the Company, is expected to close upon completion of construction of the remaining Data Centers.

“This transaction represents a significant milestone in advancing our global development strategy,” remarked Mr. Xianfeng Yang, CEO of BIT Mining, “Following the divestiture of our mining pool business, we have sharpened our focus on bolstering core competencies by dedicating resources to mining machine innovation, self-operated mining, and mining data center operations. With our expanded market presence and robust operational capabilities, we are well-equipped to further solidify our competitive edge and enhance our profitability and financial standing, paving the way for long-term, sustainable growth.”

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Forward looking statements in this press release include, but are not limited to, statements on the potential impact of the proposed acquisition and whether the Company will complete the proposed acquisition. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements include, but are not limited to, any adverse change in the business and financial performance of the Company or the landscape of the cryptocurrency mining industry, the inability of the Company or the counterparty to satisfy the closing conditions of the proposed acquisition, and the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com